Mail Stop 3628

July 6, 2009

Via U.S. Mail

Mr. Stanislas Vilgrain
President and Chief Executive Officer
Cuisine Solutions, Inc.
2800 Eisenhower Avenue, Suite 450
Alexandria, Virginia 22314

   Re: **Cuisine Solutions, Inc.**
     Schedule 13E-3
     Filed on June 12, 2009
     File No. 005-35942

     Preliminary Proxy Statement on Schedule 14A
     Filed on June 12, 2009
     File No. 001-32439

Dear Mr. Vilgrain:

   The staff in the Office of Mergers and Acquisitions has conducted a review of your filings limited to those issues we have addressed in our comments below. All defined terms used in this letter have the same meaning as in the preliminary proxy statement listed above. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 13E-3</u>

<u>General</u>

1.   General Instruction C to Schedule 13E-3 requires that, if the statement is filed by
        a corporation, the information called for by selected items must be given with
        respect to persons having designated relationships with the corporation. You
        appear to have limited your disclosure in this regard to the executive officers and
        directors of Cuisine Solutions. Please make all disclosures required by the items
        referenced in General Instruction C with respect to Food Research Corporation,
        Sediac, S.A. and each executive officer and director of Sediac. This would
        include, without limitation, the information required by Item 1003(a) and (b)
        regarding Food Research Corporation and Sediac, the information required by
        Item 1003(c) regarding the executive officers and directors of Sediac, and the
        information required by Item 1008 regarding each of the foregoing.

2.   You do not appear to have provided the information required by
        Item 1003(c)(3)-(5) of Regulation M-A with respect to your executive officers
        and directors. Please advise, or revise your proxy statement to include this
        information.

3.   We are unable to locate the statement required by 1012(e) of Regulation M-A
        regarding whether or not any executive officer, director or affiliate of your
        company (or any person specified in Instruction C to the schedule) has made a
        recommendation either in support of or opposed to the transaction and the reasons
        for the recommendation. Please advise, or revise your proxy statement to include
        this information.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

4.   You do not appear to have provided the information required by Item 13(a)(2)-(6)
        of Schedule 14A, as applicable. See Item 12(f) of Schedule 14A. Please advise,
        or revise your proxy statement to include this information.

5.   We note your statement that proxies may be solicited by telephone, telegram or
        other means. We remind you that all written soliciting materials, including any
        scripts to be used in soliciting proxies over the telephone, e-mail correspondence
        and information posted on the Internet, if any, must be filed under cover of
        Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your
        understanding.

Summary Term Sheet, page 2

6.   Please include a brief statement as to the accounting treatment of the reverse stock split, or advise why such disclosure is not material in the context of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Special Factors

Background of the Transaction, page 16

7.   On page 17 of this section, you refer to a presentation by Bengur Bryan on February 3, 2009. On the top of pages 18 and 19, you refer to presentation materials prepared by Bengur Bryan on March 18, 2009 and April 7, 2009. Similarly, on the bottom of page 20, you refer to updated valuation materials dated April 24, 2009 prepared by Bengur Bryan. Each presentation, discussion, or report held with or presented by an outside party, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your proxy statement to summarize any and all presentations made by any such outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

8.   Please disclose all of the financial forecasts that management and/or the board of directors provided to Bengur Bryan, such as the five-year financial forecast referred to on page 19 and the pro forma balance sheet referred to on page 21. In addition, please disclose and quantify (to the extent possible) the material assumptions underlying the forecasts.

9.   Please clarify why Bengur Bryan believed that book value is not a meaningful measure by which to value your company, and why all of the Special Committee members agreed with this assessment, especially given that the book value of the company exceeds the cash-out price by 8%.

Fairness of the Transaction, page 32

10.   Like the special committee, the board must express and support an opinion on the fairness of the Transaction to <u>unaffiliated</u> shareholders, both those who will be "cashed out" and those who will remain as security holders of the Company after the Reverse and Forward Stock Splits. Please revise the last sentence in this section accordingly.

Substantive Fairness, page 32

11.   The board of directors and the special committee do not appear to have fully
        considered all of the factors listed in Instruction 2 to Item 1014 of
        Regulation M-A in determining whether the consideration offered in this
        transaction is fair. In particular, the board of directors and the special committee
        do not appear to have considered the liquidation or going concern values of the
        company. While one or more of the valuation measures listed in Instruction 2
        may not be relevant in the context of the Transaction, the reasons why should be
        explained for shareholders. Please revise your disclosure accordingly. Refer to
        Questions 20 and 21 of the interpretative release concerning Rule 13e-3,
        Exchange Act Release 17719 (April 13, 1981).

Historical Prices, page 33

12.   Here and elsewhere throughout the document where you compare the cash-out
        price to current market prices of your common stock, please disclose how the
        cash-out price compares to market prices as late as the second quarter of your
        recently completed fiscal year, which appear to significantly exceed the cash-out
        price. In addition, explain how the Board considered this discrepancy in assessing
        fairness.

Fairness Opinion of Financial Advisor, page 36

13.   You state that the Special Committee retained Bengur Bryan based upon its
        familiarity with your current operations and prospects. Please clarify this
        statement, and describe any material relationships that existed during the past two
        years and any compensation received or to be received as a result of the
        relationship between Bengur Bryan, its affiliates, and/or unaffiliated
        representative and your company or your affiliates. See Item 1015(b)(4) of
        Regulation M-A.

14.   Please describe the method of selection of Bengur Bryan. See Item 1015(b)(3) of
        Regulation M-A.

15.   Please state whether the Company determined the amount of consideration to be
        paid or whether Bengur Bryan determined the amount of consideration to be paid.
        See Item 1015(b)(5) of Regulation M-A.

Premiums Paid Analysis, page 41

16.   Please disclose how Bengur Bryan determined that the premiums observed in the
        transactions reviewed for this analysis were generally consistent with the

premium applied in the current transaction. The 3-month and 6-month premiums for the precedent transactions seem only marginally consistent with the current transaction. Premiums for all other periods for the precedent transactions seem to significantly exceed the current transaction. Please also disclose how Bengur Bryan integrated the results of this analysis into its final implied equity value range.

Effective Date, page 48

17.   Please revise to clarify the approximate length of time between the effective date of the reverse stock split and the date on which cashed-out shareholders will receive their cash payments for fractional shares.

Stock Purchases and Equity Awards, page 51

18.   Your disclosure in this section does not appear responsive to Item 1002(f) of Regulation M-A. Revise your proxy statement accordingly.

Quorum and Certain Voting Matters, page 55

19.   Please disclose why abstentions, which you state will be considered votes cast, will have no effect on the outcome of the votes for the proposals. If you mean to state that they will have no effect on the outcome because the vote is already assured, please clarify this.

Adjournment or Postponement, page 55

20.   Please revise your disclosure to clarify whether shareholders are being separately asked to provide discretionary authority to postpone or adjourn the special meeting in order for additional proxies to be solicited. If so, you must present this as a separate proposal in the proxy statement as well as on the proxy card.

Documents Incorporated by Reference, page 58

21.   You appear to be incorporating by reference certain financial information in response to the requirements of Item 13(a) of Schedule 14A. Given that you do not appear eligible to rely on Item 13(b)(1), a statement that you will deliver the incorporated information to a shareholder upon written request does not appear permissible. Please advise, or revise your disclosure to indicate that you are delivering to shareholders with the proxy statement the previously-filed reports from which you are incorporating this information by reference. Alternatively, you may revise your proxy statement to include the information required by Item 13(a).

Form of Proxy

22.   On page 1 of the proxy statement, you state that you will not effect either the Reverse Stock Split or the Forward Stock Split unless both proposals are approved by stockholders. Therefore, revise the form of proxy to make clear that each proposal is cross-conditioned on the other.

23.   Please clearly mark you form of proxy as a "Preliminary Copy." See Rule 14a-6(e)(1).

24.   You state that the proxies are authorized to use discretionary authority to vote on any other matters that may properly come before the meeting. However, this does not appear to be the applicable standard under Rule 14a-4(c)(3), which delineates the scope of discretionary authority for solicitations other than for annual meetings. Please revise.

*   *   *   *   *

Please promptly amend your filings in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (703) 456-8100
        Darren DeStefano, Esq.
        Cooley Godward Kronish LLP